Exhibit 99.122

DHX Media announces election of directors

HALIFAX, Dec. 15, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, announces that all directors listed as nominees in the Company's management information circular dated November 19, 2014, were elected as directors of the Company at its annual meeting of shareholders, held on December 15, 2014 (the "Meeting"). Directors have been appointed to serve until the close of the next annual meeting of shareholders.

Election of Directors

The ten (10) nominees for directors who were proposed by management of the Company were elected pursuant to a vote conducted by ballot.

The votes were cast for each nominee as follows:

Nominee	For	Withheld
Elizabeth Beale	99.94%	0.06%
David Colville	99.94%	0.06%
Sir Graham Day	99.91%	0.09%
Michael Donovan	98.26%	1.74%
Michael Hirsh	98.08%	1.92%
Dana Landry	98.79%	1.21%
Geoffrey Machum	99.95%	0.05%
Robert Sobey	99.95%	0.05%
Catherine Tait	98.59%	1.41%
Donald Wright	99.56%	0.44%

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading creator, producer, marketer and broadcaster of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com,

+1 416-977-7018; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 23:23e 15-DEC-14